Pricing supplement no. 747
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-III dated May 6, 2009

Registration Statement No. 333-155535
Dated August 6, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	$2,085,000 Buffered Return Enhanced Notes Linked to the SPDR® KBW Bank ETF due February 10, 2011

General

- The notes are designed for investors who seek a return of 1.5 times the appreciation of the SPDR® KBW Bank ETF up to a maximum total return on the notes of 12.525% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 10%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 10, 2011†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on August 6, 2010 and are expected to settle on or about August 11, 2010.

Key Terms

Index Fund:
SPDR® KBW Bank ETF (the "Basket Fund" or "Index Fund"). For additional information about the SPDR® KBW Bank ETF, see Appendix A to this pricing supplement.

Upside Leverage Factor:
1.5

Payment at Maturity:
If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 1.5, subject to a Maximum Total Return on the notes of 12.525%. For example, if the Fund Return is equal to or greater than 8.35%, you will receive the Maximum Total Return on the notes of 12.525%, which entitles you to a maximum payment at maturity of $1,125.25 for every $1,000 principal amount note that you hold. Accordingly, if the Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Fund Return} \times 1.5)]$$

If the Final Share Price is equal to or less than the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Fund Return} + 10\%) \times 1.1111]$$

You will lose some or all of your investment at maturity if the Final Share Price is less than the Initial Share Price by more than 10%.

Buffer:
10%

Downside Leverage Factor:
1.1111

Fund Return:
$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price:
The closing price of one share of the Index Fund on the pricing date, which was $24.07

Final Share Price:
The arithmetic average of the closing prices of one share of the Index Fund on each of the five Ending Averaging Dates, each multiplied by the Share Adjustment Factor

Share Adjustment Factor:
1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-A-III for further information about these adjustments.

Ending Averaging Dates:
February 1, 2011, February 2, 2011, February 3, 2011, February 4, 2011 and February 7, 2011†

Maturity Date:
February 10, 2011†

CUSIP:
48124AYE1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-III

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$5	$995
Total	$2,085,000	$10,425	$2,074,575

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-35 of the accompanying product supplement no. 39-A-III, as supplemented by the "Supplemental Use of Proceeds" in this pricing supplement.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-168 of the accompanying product supplement no. 39-A-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 6, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-III dated May 6, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 3, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-III dated May 6, 2009:

  http://www.sec.gov/Archives/edgar/data/19617/000089109209001844/e35300_424b2.pdf

- Prospectus supplement dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:

  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information

The following information supplements, and should be read in conjunction with, the information set forth in the accompanying product supplement no. 39-A-III. For purposes of the notes offered hereby, when the accompanying product supplement no. 39-A-III refers to a "Basket Fund," the "Basket Funds," a "Basket Component" or the "Basket Components," each such reference is deemed to include the SPDR® KBW Bank ETF.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $24.00 and reflect the Maximum Total Return on the notes of 12.525%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return
$43.20	80.00%	12.525%
$40.80	70.00%	12.525%
$38.40	60.00%	12.525%
$36.00	50.00%	12.525%
$33.60	40.00%	12.525%
$31.20	30.00%	12.525%
$28.80	20.00%	12.525%
$27.60	15.00%	12.525%
$26.40	10.00%	12.525%
$26.00	8.35%	12.525%
$25.20	5.00%	7.50%
$24.60	2.50%	3.75%
$24.24	1.00%	1.50%
$24.00	0.00%	0.00%
$22.80	-5.00%	0.00%
$21.60	-10.00%	0.00%
$20.40	-15.00%	-5.56%
$19.20	-20.00%	-11.11%
$16.80	-30.00%	-22.22%
$14.40	-40.00%	-33.33%
$12.00	-50.00%	-44.44%
$9.60	-60.00%	-55.56%
$7.20	-70.00%	-66.67%
$4.80	-80.00%	-77.78%
$2.40	-90.00%	-88.89%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $24 to a Final Share Price of $25.20. Because the Final Share Price of $25.20 is greater than the Initial Share Price of $24 and the Fund Return of 5% multiplied by 1.5 does not exceed the Maximum Total Return of 12.525%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.5)] = \$1,075$$

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $24 to a Final Share Price of $21.60. Although the Fund Return is negative, because the Final Share Price of $21.60 is less than the Initial Share Price of $24 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $24 to a Final Share Price of $31.20. Because the Final Share Price of $31.20 is greater than the Initial Share Price of $24 and the Fund Return of 30% multiplied by 1.5 exceeds the Maximum Total Return of 12.525%, the investor receives a payment at maturity of $1,125.25 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $24 to a Final Share Price of $19.20. Because the Fund Return is negative and the Final Share Price of $19.20 is less than the Initial Share Price of $24 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 1.5, up to the Maximum Total Return on the notes of 12.525%, for a maximum payment at maturity of $1,125.25 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 10%. If the Final Share Price is less than the Initial Share Price by more than 10%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **RETURN LINKED TO THE SPDR® KBW BANK ETF** — The SPDR® KBW Bank ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. The SPDR® KBW Bank ETF seeks to replicate as closely as possible, before expenses, the performance of the KBW Bank Index, which we refer to as the Underlying Index. The Underlying Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks and thrifts. For additional information about the Index Fund, see Appendix A to this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-III dated May 6, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed on a leveraged basis if the Final Share Price is less than the Initial Share Price by more than 10%.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 12.525%, regardless of the appreciation in the Index Fund, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index Fund and the Underlying Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index Fund, the Underlying Index or the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND —** Although the Index Fund's shares are listed for trading on the NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSgA Funds Management, Inc., which we refer to as SSFM, is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that SSFM's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the component equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **THE SPDR® KBW BANK ETF IS LINKED TO THE PERFORMANCE OF THE BANKING SECTOR** — All or substantially all of the equity securities held by the SPDR® KBW Bank ETF are issued by companies whose primary lines of business are directly associated with the banking sector. The performance of bank stocks may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act was recently signed into law and may affect the activities and performance of companies in the banking sector. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive and thus, failure to maintain or increase market share may result in lost market share. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rates on the Index Fund the equity securities underlying the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - a variety of economic, financial, political, regulatory and judicial events;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the SPDR® KBW Bank ETF based on the weekly closing price of one share of the Index Fund from December 9, 2005 through August 6, 2010. The closing price of one share of the Index Fund on August 6, 2010 was $24.07. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

SPDR® KBW Bank ETF

We have derived all information contained in this pricing supplement regarding the SPDR® KBW Bank ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SPDR® Series Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The SPDR® KBW Bank ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the SPDR® KBW Bank ETF. The SPDR® KBW Bank ETF is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "KBE". The inception date of the SPDR® KBW Bank ETF is November 8, 2005.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® KBW Bank ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the SPDR® KBW Bank ETF, please see the SPDR® Series Trust's Prospectus, dated October 31, 2009 (as supplemented on January 25, 2010). In addition, information about SPDR® Series Trust, SSFM and the SPDR® KBW Bank ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the State Street Global Advisors website for ETFs at http://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the State Street Global Advisors website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

This pricing supplement relates only to the notes offered hereby and does not relate to the SPDR® KBW Bank ETF. We have derived all disclosures contained in this pricing supplement regarding the SPDR® Series Trust or the SPDR® KBW Bank ETF from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor JPSMI has participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR® Series Trust or the SPDR® KBW Bank ETF. Neither we nor JPMSI makes any representation that such publicly available documents or any other publicly available information regarding the SPDR® Series Trust or the SPDR® KBW Bank ETF is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the SPDR® KBW Bank ETF (and therefore the price of shares of the SPDR® KBW Bank ETF on the pricing date) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR® Series Trust or the SPDR® KBW Bank ETF could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

Investment Objective and Strategy

The SPDR® KBW Bank ETF seeks to replicate as closely as possible, before expenses, the performance of the KBW Bank Index. The KBW Bank Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts.   The KBW Bank Index components are selected to provide representation of the industry's sub-sectors. For additional information about the KBW Bank Index, see "— The KBW Bank Index" below.

Replication

The SPDR® KBW Bank ETF pursues the indexing strategy of "replication" in attempting to track the total return of the KBW Bank Index. The SPDR® KBW Bank ETF generally will invest in substantially all of the securities represented in the KBW Bank Index in approximately the same proportions as the KBW Bank Index. Effective as of April 1, 2010, the SPDR® KBW Bank ETF will normally invest at least 80% of its total assets in the component securities of the KBW Bank Index. The SPDR® KBW Bank ETF may also invest the remainder of its other assets in securities not included in the KBW Bank Index, futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

Holdings Information

As of July 30, 2010, the SPDR® KBW Bank ETF included 25 companies. The SPDR® KBW Bank ETF's three largest holdings are Citigroup Inc., JPMorgan Chase & Co. and Bank of America Corporation. The following table summarizes the SPDR® KBW Bank ETF's top holdings in individual companies by weight as of such date.

Top Holdings in Individual Securities by Weight as of July 30, 2010

Name	Weight
Citigroup Inc.	9.05%
JPMorgan Chase & Co.	8.60%
Bank of America Corporation	8.14%
Wells Fargo & Company	6.84%
U.S. Bancorp	5.93%
M&T Bank Corporation	4.93%
Regions Financial Corporation	4.61%
Huntington Bancshares Incorporated	4.45%
Suntrust Banks, Inc.	4.37%
Fifth Third Bancorp	4.28%

Sector Breakdown of the SPDR® KBW Bank ETF as of July 30, 2010*

Sector	Net Assets
Regional Banks	44.61%
Other Diversified Financial Services	25.82%
Diversified Banks	16.62%
Asset Management & Custody Banks	7.11%
Consumer Finance	3.60%
Thrifts & Mortgage Finance	2.24%
TOTAL	100.00%

* The SPDR® KBW Bank ETF's sector breakdown is expressed as a percentage of net assets and may change over time.

The information above was compiled from the State Street Global Advisors website. We make no representation or warranty as to the accuracy of the information above. Information contained in the State Street Global Advisors website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by State Street Global Markets, LLC ("SSGM"). SSGM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. SSGM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The KBW Bank Index

We have derived all information contained in this pricing supplement regarding the KBW Bank Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Keefe, Bruyette & Woods, Inc., which we refer to as "KBW." We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. Keefe, Bruyette & Woods, Inc. has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the KBW Bank Index.

The KBW Bank Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts. The KBW Bank Index is comprised of common stocks of national money centers and leading regional banks or thrifts listed on the New York Stock Exchange, another U.S. national securities exchange or NASDAQ Stock Market.

The components of the KBW Bank Index are selected to provide representation of the industry's sub-sectors. As of July 30, 2010, the KBW Bank Index was comprised of 24 stocks. The KBW Index was created and is maintained by KBW.

Additional information concerning the KBW Bank Index may be obtained at the Keefe, Bruyette & Woods, Inc. website (www.kbw.com). Information contained in the Keefe, Bruyette & Woods, Inc. website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

You can obtain the level of the KBW Bank Index at any time from the Bloomberg Financial Markets page "BKX ‹Index› ‹GO›."

Index Eligibility. Membership to the KBW Bank Index is based on relevance to the banking industry and certain trading criteria including but not limited to: stock price and stock price volatility, stock price correlation to index price, average daily trading volume, optionability of stock, market capitalization, country of origin, listed exchange and perceived viability of the listed company. Such criteria are designed so that the chosen constituents are reflective of the intended market segment and also tradable. Specific quantitative bounds are followed for the above criteria so that the KBW Bank Index is in compliance with the relevant listing and maintenance criteria.

The top holdings of the KBW Bank Index by weight as of July 30, 2010 are included in the following table.

Top Holdings in Individual Securities by Weight as of July 30, 2010

Name	Weight
Citigroup Inc.	9.08%
JPMorgan Chase & Co.	8.58%
Bank of America Corporation	8.13%
Wells Fargo & Company	6.83%
U.S. Bancorp	5.93%
M&T Bank Corporation	4.91%
Regions Financial Corporation	4.64%
Huntington Bancshares Incorporated	4.44%
Suntrust Banks, Inc.	4.36%
Fifth Third Bancorp	4.31%

Periodic Index Component Adjustments. In the event that there is a change in the nature of any component stock (*e.g.*, delisting, merger, acquisition, change of principal business or otherwise) that will change the overall market character of the KBW Bank Index, KBW will remove the stock or replace it with another stock that would best represent the intended market character of the KBW Bank Index.

Companies that are the target of a merger or acquisition that will change the market character of the KBW Bank Index will be removed or replaced as close as practicable to the effective date of the transaction. Companies that have filed for bankruptcy will be removed or replaced as soon as practicable after such filing has occurred. Corporate restructuring will be analyzed on a case-by-case basis to determine the appropriate action to be taken.

KBW reserves the authority to add one or more eligible stocks on a quarterly basis, or alternatively, to remove any component stock on a quarterly basis if they believe such stock no longer provides adequate representation of the applicable sector or no longer maintains the character of the KBW Bank Index. In the case of a stock removal, KBW may choose to replace such stock with an eligible stock at any time, but are not required to do so. At no time may the index membership drop below 16 members.

Index Construction and Calculations. The KBW Bank Index is a float-adjusted modified capitalization-weighted index. The float-adjusted modified capitalization-weighted methodology is expected to retain in general the economic attributes of capitalization weighting, promote portfolio weight diversification, reduce index performance distortion by preserving the capitalization ranking of companies and reduce market impact on the smallest component securities from necessary weight rebalancings. Under this methodology, the share weights of each component security at each quarterly rebalancing is not based solely on the market capitalization of the component security, but is also adjusted to reduce over-concentration in a particular security, with a maximum weight of 10% at each quarterly rebalancing.

The KBW Bank Index uses a divisor methodology. The value of the Index equals the aggregate value of the share weights of each of the component securities multiplied by each such security's respective last sale price on the relevant stock market, divided by the divisor, and multiplied by the base value.

Ordinarily, whenever there is a change in share weights or a change in a component security included in the KBW Bank Index, the divisor is adjusted to assure that there is no discontinuity in the value of the KBW Bank Index that might otherwise be caused by such change. Accordingly, each component security's influence on the value of the KBW Bank Index is directly proportional to its weight in the KBW Bank Index. The share weights are subject to rebalancing, as described below.

Index Rebalancing. At inception of the KBW Bank Index, the four largest stocks were assigned maximum initial weights equal to the lesser of their actual capitalization weight or 10%. All other stocks with a capitalization weight of more than 4.5% were assigned initial weights of 4.5% in the KBW Bank Index. All stocks with capitalization weights under 4.5% shared equally in the weight available for redistribution, but none of these stocks was assigned an initial weight of more than 4.5%.

Based on capitalizations as of the close of business on the NYSE on the Monday before the third Saturday of the last month in each calendar quarter, the KBW Bank Index rebalancing will be calculated according to the following rules:

(1) If any of the top four companies' index weightings have increased above 10%, their weightings will be reduced to a maximum of 8% in the quarterly rebalancing.

(2) If any of the remaining companies' weightings have increased above 5%, their weightings will be reduced to a maximum of 4.5% in the rebalancing.

(3) If any of the top four companies' weightings have dropped below 6%, their weightings will be increased to the lesser of their actual capitalization weight or 8% in the rebalancing.

(4) Any excess weighting available will be redistributed equally to the remaining stocks per the rebalancing methodology and any weighting needed to increase weighting in the larger stocks will be taken from the smaller stocks in the same manner as in the initial allocation at the time of the rebalancing.

(5) The rebalancing will be implemented at the close of the Friday before the third Saturday of the last month in each calendar quarter.

An Index Committee makes decisions with respect to any changes in the KBW Bank Index. The Index Committee is required to meet quarterly to review the composition of the KBW Bank Index.